UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 1-9059
Barrick Gold Corporation
(Registrant’s name)
Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario M5J 2S1 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ❑Form 40-F ☒

INCORPORATION BY REFERENCE
Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.
Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Registration
Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769,
333-224560) and Form F-10 (File No. 333-271603).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BARRICK GOLD CORPORATION
Date:  August 12, 2024By:  /s/ Poupak Bahamin
Name:Poupak Bahamin
Title:  General Counsel
EXHIBIT INDEX

Exhibits	Description
99.1	2024 Q2 Report Press Release dated August 12, 2024
99.2
Barrick Gold Corporation’s Comparative Unaudited Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto for the three and six months ended June 30, 2024 and Management’s Discussion and Analysis for
the same periods

101. INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document